SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Zenas BioPharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98937L105
(CUSIP Number)

September 16, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98937L105

1	NAMES OF REPORTING PERSONS Xencor, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,098,380
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,098,380
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,098,380
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)     This percentage is calculated based upon 41,777,675 shares of the Issuer’s Common Stock outstanding after Issuer's initial public offering ("IPO") as reported in the Issuer's prospectus dated September 12, 2024 filed with the Securities and Exchange Commission on September 13, 2024 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

Item 1(a).    Name of Issuer:
Zenas BioPharma, Inc.
Item 1(b).    Address of Issuer’s Principal Executive Offices:
1000 Winter Street, North Building, Suite 1200
Waltham, MA 02451
Item 2(a).    Name of Person Filing:
Xencor, Inc. (the “Reporting Person”)
Item 2(b).    Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Reporting Person is:
465 N. Halstead St. Suite 200
Pasadena, California 91107
Item 2(c).    Citizenship:
The Reporting Person is a corporation organized under the laws of the State of Delaware.
Item 2(d).    Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2(e).    CUSIP Number:
98937L105
Item 3.    If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.    Ownership

The Reporting Person directly holds 3,098,380 shares of Common Stock. The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.
Item 5.    Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable
Item 8.    Identification and Classification of Members of the Group:
Not applicable
Item 9.    Notice of Dissolution of a Group:
Not applicable
Item 10.    Certifications:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2024
XENCOR, INC.

	By:	/s/ Celia Eckert
Celia Eckert
General Counsel & Corporate Secretary

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)